



06050237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......12.00	

SEC FILE NUMBER
8- 22992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING___12/31/05_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

225 Liberty Street, 11th Floor

(No. and Street)

New York	NY	10281-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Robert Bishop   (303) 768-2994
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  KPMG LLP

OCT 3 0 2006

~~THOMSON~~
FINANCIAL

(Name – if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 Denver, CO   80202-3499

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Robert Bishop___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___OppenheimerFunds Distributor, Inc.___ , as of ___December 31___ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Treasurer___
Title

_____
Notary Public

My Commission Expires:
August 3, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
January 26, 2006

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets

Cash and cash equivalents	$ 191,782
Customer cash	43,695
Accounts receivable:	
Brokers and dealers	190,032
Redemptions from mutual funds managed by affiliated companies	105,462
Distribution and service plan fee receivable	73,106
Income taxes	6,764
Other	253
Other assets	452
Investments	279
Deferred sales commissions	264,798
Total assets	$ 876,623

Liabilities and Shareholder's Equity

Liabilities:	
Subscriptions payable to mutual funds managed by affiliated companies	$ 237,834
Payable to brokers and dealers	101,305
Distribution and service plan fee payable	85,880
Commissions payable	6,497
Accounts payable and accrued expenses	22,637
Accrued compensation	15,399
Payable to affiliates	20,456
Income taxes	2,260
Deferred income taxes	72,612
Deferred compensation	22,326
Total liabilities	587,206
Shareholder's equity:	
Common stock, $300 stated value. Authorized 200 shares;	
issued and outstanding 100 shares	30
Additional paid-in capital	582,369
Accumulated deficit	(292,982)
Total shareholder's equity	289,417
Commitments and contingencies (note 6)	
Total liabilities and shareholder's equity	$ 876,623

See accompanying notes to statement of financial condition.

2

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

(1) **The Company and its Significant Accounting Policies**

OppenheimerFunds Distributor, Inc. (the Company), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI, a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

For the purpose of presenting cash flows, cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received from customers for mutual fund subscriptions and redemptions that have not settled as of the balance sheet date. The corresponding liabilities have been recorded as subscriptions payable to mutual funds and broker dealers.

(c) Investments

The Company's investments at December 31, 2005, consisting of equity securities, are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted market values.

Investments consist of the following at December 31, 2005:

	Cost	Unrealized gain	Fair value (carrying amount)
Equity securities	$ 111	168	279

(d) Deferred Sales Commissions

Sales commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2005.

(e) Income Taxes

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include deferred sales commissions.

The Company will file its 2005 federal income tax return on a consolidated basis with its parent, MassMutual, and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

(f) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Transactions With Brokers and Dealers

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating brokers and dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares. Settlement of this liability must occur within seven business days unless the trade is canceled. If the originating broker or dealer fails in its settlement, the purchase order under the terms of its dealer agreement with the Company, the Company may cancel the purchase order and hold responsible the originating broker or dealer.

When brokers and dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating brokers and dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2005 and for the year then ended:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) Revolving Credit Agreement

Under the terms of a credit agreement between OAC and MassMutual, the Company has granted MassMutual as the lender a security interest in all rights under its distribution and service plans relating to the receipt of distribution and service plan fees and contingent deferred sales charges on Class B shares. The credit agreement was terminated effective December 31, 2005.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

(c) *Payable to Affiliates*

At December 31, 2005, the Company has recorded a payable to OFI in the amount of $20,456.

(d) *Revenue Sharing and Servicing Arrangements*

The Company makes payments to affiliates of MassMutual for certain revenue sharing and servicing arrangements. The balance payable is $1,594 at December 31, 2005, included in accounts payable and accrued expenses.

(e) *Distribution and Service Plan Fees*

The Company makes payments to affiliates of MassMutual for their sales of mutual funds managed by OFI. These payments are made pursuant to Rule 12b-1 Plans adopted by the respective funds, and the amounts paid are based upon rates set under the plans, based on total assets invested by the affiliate's customers. The balance payable is $3,280 at December 31, 2005, included in distribution and service plan fee payable.

(f) *Transfer of Assets and Liabilities*

Effective January 1, 2005, approximately 270 employees of OFI were transferred to the Company. As a result, $11,113 and $11,962 of deferred tax assets and deferred compensation liabilities, respectively, were transferred from OFI to the Company at January 1, 2005. The difference between the transferred asset and liability of $849 was recorded against additional paid-in capital as the transfer occurred between entities under common control.

(Continued)

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

(4) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2005 were as follows:

Deferred tax assets:		
Deferred compensation	$	8,955
SARS/PARS		23,611
State net operating losses		9,052
Other		179
		41,797
Less valuation allowance		(10,245)
Gross deferred tax assets		31,552
Deferred tax liabilities:		
Deferred sales commissions		100,463
Intercompany gains		3,632
Unrealized gain on investments		69
Gross deferred tax liabilities		104,164
Net deferred tax liability	$	72,612

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The total valuation allowance as of December 31, 2005 of $10,245 includes $9,052 attributable to state net operating losses that management believes will not be realized prior to their expiration. The remaining valuation allowance of $1,193 relates to certain other state deferred tax assets that management believes will not be realized.

During 2005, the Company provided for $7,568 as a liability for tax uncertainties. Should such amount not be required in the future, the appropriate amounts will be reversed and recorded as income.

As of December 31, 2005, $6,764 was receivable from MassMutual for consolidated federal income taxes. Included in this receivable was $4,403 in liabilities for federal income tax uncertainties.

As of December 31, 2005, $2,260 was payable for state income taxes. Included in this payable was $3,165 in liabilities for state income tax uncertainties.

(Continued)

(5) **Employee Benefit Plans**

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for Company matching contributions and provides for discretionary contributions which were 5% of employee compensation for the first three quarters and 25% for the fourth quarter, subject to plan and statutory limits.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using various indices based on funds managed by OFI. At December 31, 2005, deferred compensation payable in the amount of $22,326 was recorded.

(6) **Commitment and Contingencies**

A consolidated amended complaint has been filed as putative derivative and class actions against the Company, OFI, OppenheimerFunds Services (a division of OFI) (collectively, the Oppenheimer defendants), as well as 51 of the Oppenheimer funds for which OFI serves as investment adviser (as Nominal Defendants), 31 present and former Directors or Trustees and nine present and former officers of the funds. This complaint, filed in the U.S. District Court for the Southern District of New York on January 10, 2005 and amended March 4, 2005, consolidates into a single action and amends six individual previously filed putative derivative and class action complaints. Like those prior complaints, the complaint alleges that the Oppenheimer defendants charged excessive fees for distribution and other costs, improperly used assets of the funds in the form of directed brokerage commissions and 12b-1 fees to pay brokers to promote sales of the funds, and failed to properly disclose the use of assets of the funds to make those payments in violation of the Investment Company Act and the Investment Advisers Act of 1940. Also, like those prior complaints, the complaint further alleges that, by permitting and/or participating in those actions, the Directors/Trustees and the Officers breached their fiduciary duties to shareholders of the funds under the Investment Company Act and at common law. The complaint seeks unspecified compensatory and punitive damages, rescission of the funds' investment advisory agreements, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The Oppenheimer defendants believe that the allegations contained in the Complaints are without merit and that they, the funds named as Nominal Defendants, and the directors/trustees of those funds have meritorious defenses against the claims asserted. The Oppenheimer defendants intend to defend these lawsuits vigorously and to contest any claimed liability, and they have retained legal counsel to defend such suits. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. Therefore, no loss contingency has been recorded at December 31, 2005.

On September 14, 2005, the Company and OppenheimerFunds Distributor, Inc. entered into an agreement with the U.S. Securities and Exchange Commission settling an administrative action, *In the Matter of OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc.*, Securities Exchange Act Release No. 5240 (September 14, 2005), in which the Company agreed to a cease and desist order and certain remedial sanctions in connection with the Company's prior practices with respect to the use of directed brokerage. Under the Order, the Company agreed to a series of remedial undertakings, principally

(Continued)

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

enhanced disclosures with respect to revenue sharing arrangements in fund prospectuses, and the adoption of certain internal administrative procedures relating to revenue sharing arrangements. Citing the Company's self-detection of the matter, self-reporting to the SEC, and self-correction, the SEC Order did not impose any additional monetary penalties against the Company, nor any pre-judgment interest or disgorgement. The Company implemented the required undertakings pursuant to the Order on or before December 14, 2005.

OFDI is involved in various other legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(7)   **Net Capital Requirement**

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2005, the Company had net capital of $82,324 that exceeded requirements by $82,074.



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the financial statements of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
January 26, 2006